December 23, 2005
Mr. H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop: 0408
Washington, D.C. 20549
SEMCO Energy, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form S-3 filed
November 21, 2005
File No. 333-125282
And
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
Filed November 7, 2005
File No. 1-15565
Dear Mr. Owings:
     On behalf of SEMCO Energy, Inc. (the “Company”), we submit electronically the enclosed response to your letter dated December 16, 2005 (the “Letter”). For your convenience, each of the responses in this letter is set forth following, and bears the same number as, the corresponding comment in the Letter.
Form 10-Q for the Fiscal Quarter Ended September 30, 2005
1.	Comment:
We note that the 906 certifications refer to the quarterly report for the period ended June 30, 2005, as opposed to September 30, 2005. We also note that the 906 certifications are dated August 3, 2005, a date prior to the last day of the period covered by the report. Further, we note that the 302 certifications contain incomplete dates. Accordingly, please file a full amendment to the Form 10-Q to revise your certifications.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

     Response:
•	With regard to the CEO and CFO Section 906 Certifications contained in Exhibit 32.1, a Word version was manually signed and dated on November 7, 2005, but incorrectly contained a reference to the period ended June 30, 2005. In addition, the Company accidentally uploaded the Section 906 Certifications from its last quarterly filing for Edgarizing.

•	With regard to the CEO Section 302 certification contained in Exhibit 31.1, a Word version was manually signed and dated on November 7, 2005. The Company accidentally uploaded the undated version for Edgarizing.

•	With regard to the CFO Section 302 certification contained in Exhibit 31.2, a Word version was manually signed and dated on November 7, 2005. The Company accidentally uploaded the undated version for Edgarizing.
The Company regrets these errors and is prepared to file a Form 10-Q/A for the period ended September 30, 2005, with new Exhibits 32.1, 31.1 and 31.2 which will refer to the new Form 10-Q/A and be manually signed as of a recent date, as soon as possible. The Company would prefer to wait, however, until you have reviewed the response to Comment No. 2 below and confirmed whether the Staff has any further comments on the Company’s quarterly report on Form 10-Q for the period ended September 30, 2005. The Company has put additional procedures in place to ensure that these administrative errors do not happen in the future.
Financial Statements
Note 2. Short-Term Borrowings and Capitalization, Page 12
2.	Comment:
You issued Mandatorily Redeemable 5% Convertible Cumulative Preferred Stock with certain registration rights and a provision of a make-whole premium in certain circumstances. Please tell us your consideration as to whether the conversion feature should have been bifurcated from the host contract and accounted for as a derivative, with changes in fair value recorded in earnings. In responding to this question, please refer to paragraphs 12 and 61(1) of SFAS 133 regarding embedded derivatives. Please also refer to paragraph 11.a. of SFAS 133, as further discussed in EITF 00-19 and EITF 05-2 and tell us whether you believe the conversion feature is scoped out of SFAS 133. Based on the disclosures in your Form 10-Q and your Form 8-K filed March 17, 2005, it is not clear whether this embedded conversion feature would qualify for the conventional convertible debt exception in paragraph 4 of EITF 00-19 due to the potentially variable number of shares to be issued on conversion. Please provide us with your analysis in

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

this regard and if the paragraph 4 scope exception is unavailable, tell us whether you were able to conclude that the conversion feature did not need to be bifurcated based on the guidance in paragraphs 12 through 33 of EITF 00-19. We may have further comment after reviewing your response.
     Response:
     You have asked the Company to respond as to whether the conversion feature in its 5.00% Series B Convertible Cumulative Preferred Stock due February 20, 2015 (the “Convertible Preferred”) should be bifurcated from the host contract and accounted for as a derivative. The Company evaluated the accounting for the conversion option at the time of the issuance of the Convertible Preferred in March, 2005.
     First, the Company determined that the Convertible Preferred does not meet the definition of a conventional convertible debt instrument in paragraph 4 of EITF 00-19. The Convertible Preferred is equity from both a legal and accounting standpoint and does not meet the definition of a liability under FAS 150. However, the Convertible Preferred has a contractual cash redemption feature on February 20, 2015, which required the Company to classify the security in its statement of financial position as mezzanine equity in accordance with Rule 5-02 of SEC Regulation S-X.
     Second, the Company evaluated the Convertible Preferred and determined that it is a debt host for purposes of evaluating its embedded features under paragraphs 12 and 61(l) of FAS 133. The Company determined that the Convertible Preferred is a debt host because of its required redemption date of February 20, 2015. This determination of whether the host instrument was a debt host or equity host was based on the application of judgment of Company management.
     Third, the Company analyzed the regular conversion option available to a holder at any time and the contingent conversion feature, allowing a holder to receive, upon conversion following a fundamental change, as defined below, a number of common shares based upon a table (the make-whole premium table). Under the regular conversion option, a holder may convert a share of Convertible Preferred at any time and receive a number of common shares determined by dividing the $200 stated value per share of Convertible Preferred by the $7.65 conversion price, or 26.14379 common shares per share of Convertible Preferred. The ability to convert under the contingent conversion feature is triggered if and only if a fundamental change, as defined, occurs prior to February 20, 2010. Upon the occurrence of a fundamental change, the holder of the Convertible Preferred has 30 days to exercise his conversion rights and receive the number of common shares based on the make-whole premium table. A fundamental change1 is deemed to have occurred upon the occurrence of any of the following:
(1)	any “person” or “group” (other than the Company, its subsidiaries or its respective employee benefit plans) files a Schedule 13D or Schedule TO, or any successor

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

schedule, form or report under the Exchange Act, disclosing, or the Company otherwise becomes aware, that such person is or has become the “beneficial owner,” directly or indirectly, of shares of the Company’s voting stock representing 50% or more of the total voting power of all outstanding classes of the Company’s voting stock or has the power, directly or indirectly, to elect a majority of the members of the Company’s board of directors;

(2)	the Company consolidates with, or merges with or into, another person or the Company sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets, or any person consolidates with, or merges with or into, the Company, in any such event other than pursuant to a transaction in which the persons that “beneficially owned” directly or indirectly, the shares of the Company’s voting stock immediately prior to such transaction beneficially own, directly or indirectly, shares of voting stock representing a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person;

(3)	a majority of the members of the Company’s board of directors are not continuing directors (as defined below); or

(4)	the Company’s common stock ceases to be listed on a national securities exchange or quoted on The Nasdaq National Market or another established automated over-the-counter trading market in the United States.
     A fundamental change will not be deemed to have occurred in the case of a merger or consolidation, if (i) at least 90% of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation consists of common stock of a U.S. company traded on a national securities exchange or quoted on The Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such transaction) and (ii) as a result of such transaction or transactions the shares of Convertible Preferred become convertible solely into such common stock.
     The make-whole premium upon a fundamental change will be paid in shares of the Company’s common stock, the number of which is determined by a formula provided in the make-whole premium table and varies depending on the market price of the common stock, the date of the fundamental change, and the liquidation preference, including accrued and unpaid dividends, but in no event will the total number of common shares issuable to satisfy the conversion rights exceed 66.666667 common shares per share of Convertible Preferred. The maximum number of shares of common stock issuable occurs when the market price of the common stock is at or below $3.00.
     Fourth, we turn to the essential question of whether the embedded derivatives must be separated from the debt host contract and accounted for as derivative instruments under FAS 133. If all the requirements of FAS 133, paragraphs 12(a), (b) and (c) are satisfied, then the

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

embedded conversion options must be separated from the host and accounted for as derivative instruments. The conversion options are equity-settled features embedded in a debt host that are not clearly and closely related to the debt host instrument, thus, the requirements of paragraph 12(a) are satisfied. The Convertible Preferred is not remeasured at fair value under otherwise applicable generally accepted accounting principles, thus, the requirements of paragraph 12(b) are satisfied. To determine whether the requirements of paragraph 12(c) are satisfied, the Company analyzed paragraph 11 of FAS 133 and EITF 00-19. Paragraph 11(a) of FAS 133 states that an entity shall not consider a contract (the embedded conversion options) to be a derivative instrument when the contract (the embedded conversion options) is (i) indexed to its own stock and (ii) classified in stockholders’ equity in its statement of financial position. The Company’s analysis under EITF 00-19 of the regular conversion option and under EITF 00-19 and EITF 01-6 of the contingent conversion option results in an equity classification of the embedded conversion features at the issue date and at each subsequent reporting date because all of the conditions for equity classification have been met. Further, the Company believes that the contingent conversion option is solely indexed to the Company’s own stock under EITF 01-6, because once the contingent event (the fundamental change) occurs, the instrument’s settlement amount is based solely on and settled in shares of the Company’s common stock. In addition, the stock price used in the make-whole table is valued based on the price of the Company’s common stock. As a result, the Company satisfies the first and second criteria of paragraph 11(a) of FAS 133.
     In the Company’s analysis of the regular conversion option and the contingent conversion option, (including the make-whole premium), under EITF 00-19, paragraphs 12-33, the Company found that each of the criteria for equity classification was satisfied. The Convertible Preferred does not require delivery of registered shares upon conversion and there is a maximum number of common shares issuable upon conversion (66.666667 shares per share of Convertible Preferred). In addition, the Company analyzed whether it had enough authorized and available unissued common shares at the time the Convertible Preferred was issued and at each subsequent reporting date to share settle a conversion of the Convertible Preferred at the maximum number of shares issuable. At the time of the issuance of the Convertible Preferred, the Company had enough authorized and available unissued common shares and reserved the maximum 23.5 million shares of common stock, into which the 350,000 shares of Convertible Preferred are potentially convertible. The Company also performed this analysis at the end of every subsequent quarter end. The analyses continue to demonstrate that there are an adequate number of shares of common stock authorized and available to satisfy a conversion of the Convertible Preferred, assuming the maximum number of shares were issued under the conversion options.
     As such, the Company’s analysis indicates that the conversion options, including the regular and contingent conversion options (the make-whole premium), satisfy the criteria to not be treated as derivatives (FAS 133, paragraph 11(a)) and therefore do not meet all three criteria for bifurcation in FAS 133 paragraph 12 because the requirements of paragraph 12(c) are not met. As a result, the conversion options are not required to be bifurcated from the host contract and accounted for as derivatives.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

     The only portion of the Staff’s second comment which we have not responded to is the request that the Company refer to EITF 05-2 in its response. Because EITF 05-2 applies to new instruments entered into and instruments modified in periods beginning after June 29, 2005, it does not apply to the Convertible Preferred, of which 325,000 shares and 25,000 shares were issued on March 15, 2005 and March 22, 2005, respectively.
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     Please let us know if you have any questions or if we can provide further explanation on the above. With regard to the Convertible Preferred which is the subject of the Registration Statement on Form S-3 (File No. 333-125282), the Company is obligated, pursuant to a Registration Rights Agreement dated March 15, 2005, to instruct holders of the Convertible Preferred that they may not use the Prospectus contained in the Registration Statement to resell the Convertible Preferred until any requisite changes have been made and comments resolved. As such, we greatly appreciate your expeditious assistance on resolving all comments and declaring the Post-Effective Amendment No. 3 effective as soon as possible so holders of the stock will be able to resell their stock.
     We appreciate your continuing assistance on this matter, and with kindest regards, I am

Very truly yours,
/s/ Jill M. Webb
Jill M. Webb

cc:	Mr. George Ohsiek, Branch Chief
Mr. Kurt Murao, Attorney Advisor
Ms. Ellie Quarles, Special Counsel
Mr. Peter F. Clark, Senior Vice President
and General Counsel, SEMCO Energy, Inc.

[1]	For purposes of this fundamental change definition:

Mr. H. Christopher Owings
United States Securities and Exchange Commission
December 23, 2005

(1)	“person” or “group” shall have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

(2)	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the certificate of designation;

(3)	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

(4)	“board of directors” means the board of directors or other governing body charged with the ultimate management of any person;

(5)	“continuing director” means, as of any date of determination, any member of the Company’s board of directors who was a member of such board of directors on the date of the Certificate of Designation for the Convertible Preferred; or was nominated for election or elected to such board of directors with the approval of: (A) a majority of the continuing directors who were members of such board at the time of such nomination or election or (B) a nominating committee, a majority of which committee were continuing directors at the time of such nomination or election;

(6)	“capital stock” means: (1) in the case of a corporation, corporate stock; (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (3) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; or (4) any other interest or participation that confers on a person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing person; and

(7)	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.